FORM 3

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* Tracye C. Hawkins 1999 Att Trust	2. Date of Event Requiring Statement (Month/Day/Year) 3/13/02	4. Issuer Name and Ticker or Trading Symbol Asbury Automotive Group, Inc. [NYSE: ABG]
(Last) (First) (Middle) c/o Coggin Automotive Group 4306 Pablo Oaks Court	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	5. Relationship of Reporting Person(s) to Issuer (Check all applicable) [_] Director [X] 10% Owner [_] Officer (give Below) [_] Other (specify title below)	6. If Amendment, Date of Original (Month/Year)
(Street) Jacksonville FL 32224			7. Individual or Joint/Group Filing (Check Applicable Line) [_] Form filed by One Reporting Person [X] Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr.4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock, par value $0.01 per share	36,135(1)	(D)

(1) Tracye C. Hawkins 1999 Att Trust could be deemed to be part of a group as defined in Section 13(d) of the Exchange Act that owns approximately 78.8% of the outstanding common stock of Asbury Automotive Group, Inc. based on voting arrangements in a shareholders agreement.  Tracye C. Hawkins 1999 Att Trust expressly disclaims beneficial ownership of the shares of Asbury Automotive Group, Inc. beneficially owned by all other parties to the shareholders agreement
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 5(b)(v).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.	(Over) SEC1473 (7-02)

FORM 3 (continued)	Table II — Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1.Title of Derivative Security (Instr.4)	2.Date Exer- cisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conver- sion or Exercise Price of Deriv- ative Security	5. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares

Explanation of Responses:
	/s/ Luther Coggins **Signature of Reporting Person	3/27/03 Date
** Note:

Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.	Page 2